AMG Distributors, Inc.
(A wholly owned subsidiary of AMG Funds LLC)
Statement of Changes in Shareholder's Equity
Year Ended December 31, 2015

	Common Stock	Paid-in Capital	Retained Earnings	Total
Balance, December 31, 2014	$ 10	$ 129,990	$ 2,821,272	$ 2,951,272
Capital contribution (Note 6)	-	1,000,000	-	1,000,000
Net income (loss)	-	-	(339,179)	(339,179)
Balance, December 31, 2015	$ 10	$ 1,129,990	$ 2,482,093	$ 3,612,093

The accompanying notes are an integral part of these financial statements.